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April 13, 2005

Via Edgar and Federal Express

Mr. Jeffrey Riedler, Esq.
Ms. Song Brandon, Esq.
Mr. John Krug, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3-09
Washington, D.C. 20549

Re:	XenoPort, Inc. Registration Statement on Form S-1 SEC File No. 333-122156

Ladies and Gentlemen:

     On behalf of XenoPort, Inc. (“XenoPort”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-122156 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2005.

     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 18, 2005 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Form S-1

Our Product Candidates, page 1

1.	We note your response to comment 6 and your revised disclosure. We continue to believe that disclosure on specific results of any clinical studies related to your XP13512 product should not be discussed in the summary section as such detailed information is inappropriate for inclusion in the summary. Please revise this section so the disclosure in the summary is limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing.

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April 13, 2005
Page Two

In response to the Staff’s comment, XenoPort has revised the disclosure in the “Our Product Candidates” section of the prospectus summary on page 2 of the prospectus to delete specific results of any clinical studies related to its XP13512 product candidate.

2.	We note your response to comment 9 and reissue the comment in part. Please identify in your document the “recent study” that indicated “approximately 2% of patients visiting primary care physicians in the United States and four European countries suffer from RLS symptoms...” We note you have provided the third-party documentation supporting the statement you make here.

In response to the Staff’s comment, XenoPort has revised the disclosure on pages 1, 46 and 51 of the prospectus to identify the “recent study”.

Management’s Discussion and Analysis of Financial Condition and Results..., page 35

Critical Accounting Policies and Significant Judgments and Estimates, page 36

Stock-Based Compensation, page 37

3.	Please refer to your February 1, 2005 analysis in response to our comment:

•	We noted your response to our comment #43 and your anticipated IPO price range used. We may have further comment if the IPO range changes significantly.

XenoPort acknowledges the Staff’s comment.

•	You refer to the price range on a “pre-reverse split basis.” Please tell us whether the number of shares and per share amounts are on the same share basis as in the financial statements included in your filing.

XenoPort advises the Staff that the number of shares and per share amounts are on the same share basis as in the financial statements included in the Registration Statement.

•	Please reconcile for us the deferred compensation per your financial statements to deferred compensation in your analysis.

XenoPort advises the Staff that the difference between the deferred compensation reflected in its financial statements and the deferred compensation provided in its letter to the Staff dated February 1, 2005 (the “Letter”) results from: (1) the fact that the calculations in the financial statements are based on exercise prices and reassessed fair values carried to two decimal places, whereas the calculations in the Letter are based on exercise prices and reassessed fair values carried to more than two decimal

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April 13, 2005
Page Three

places, which results in a difference in rounding; and (2) the fact that XenoPort reclassified options to purchase 160,000 shares of common stock granted to certain directors from consultant options (as set forth in Table B in the Letter) to deferred compensation because these options were granted to the directors for services as board members, not consultants. Please see the spreadsheet attached as Exhibit A to this letter setting forth a detailed reconciliation.

Additionally, XenoPort respectfully advises the Staff that on January 4, 2005, XenoPort granted an option to purchase 100,000 shares of common stock (16,666 shares of common stock after adjusting for the one-for-six reverse stock split) to Jeryl L. Hilleman upon her election to the board of directors. This option grant was not included in the information provided in the Letter, nor was it included in the numbers set forth in the subsequent event note to the financial statements in the initial filing of the Registration Statement and Amendment No. 1 to the Registration Statement. The disclosure in the subsequent event note to the financial statements on page F-38 of the prospectus has been revised, where appropriate, to include this option grant.

Research and Development, page 39

4.	We noted your response to our comment #28. Please expand the line item “other” in the table by further breaking out the nature and amount of items in “other,” for example, internal employee and related expense and overhead for which you do not allocate to specific programs. Quantify the nature and amount of other items included in “other.”

In response to the Staff’s comment, XenoPort has revised the disclosure on page 40 of the prospectus.

Notes to Financial Statements, page F-16

1. Stock Compensation, page F-22

5.	Please disclose herein and on page 38 the effect that adopting FAS 123, as revised, will have on your financial statements.

In response to the Staff’s comment, XenoPort has revised the disclosure on pages 38 and F-22 of the prospectus to disclose that the adoption of FAS 123, as revised, will have a material impact on its financial statements.

10. Subsequent Events (unaudited), page F-38

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Page Four

6.	Please tell us why this note is unaudited given that the auditors report date is February 25, 2005.

In response to the Staff’s comment, XenoPort has revised the disclosure on page F-38 of the prospectus to remove the “unaudited” reference to the subsequent events note.

7.	In the second paragraph, please clarify whether and to what extent including the terms of options granted.

In response to the voicemail message from Keira Ino on March 28, 2005 and the Staff’s comment, XenoPort has revised its disclosure on page F-38 of the prospectus to clarify the number of shares subject to the options granted subsequent to December 31, 2004 and the related deferred stock compensation that XenoPort expects to record.

     Please do not hesitate to call me at (650) 843-5730 or Suzanne Sawochka Hooper at (650) 843-5180 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Kathryn Walker Hall

Kathryn Walker Hall

cc:	Ronald Barrett, Ph.D. (XenoPort, Inc.)
William Rieflin (XenoPort, Inc.)
William Harris (XenoPort, Inc.)
Suzanne Sawochka Hooper, Esq. (Cooley Godward LLP)
Bruce Dallas, Esq. (Davis Polk & Wardwell)

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April 13, 2005
Page Five

EXHIBIT A

		Deferred Compensation		Summary of Difference
			Financial	Rounding	Reclass Dir
Grant Date	Shares	Feb 1 Letter	Statements	Adjustment	Options
1/22/2004	112,000	$24,611	$24,640	$29
3/31/2004	1,783,700	$630,869	$624,295	$(6,574)
6/10/2004	400,000	$409,370	$408,000	$(1,370)
9/2/2004	575,800	$666,415	$667,928	$1,513
9/2/2004	160,000	$—	$185,600		$185,600
11/11/2004	64,600	$91,035	$91,086	$51

Total @ 12/31/04		$1,822,300	$2,001,549	$(6,351)	$185,600

Subsequent Event Footnote
1/4/2005	2,046,825	$2,886,023	$2,886,023	$—	$—
1/21/2005	96,000	$111,360	$111,360	$—	$—

Total @ 1/31/05		$2,997,383	$2,997,383	$—	$—